BB

05038639

SECUR[illegible] [illegible]SION
Washington, D.C. 20549

RECD S.E.C.
MAR 14 2005
503

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53400 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital City Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 Falls Street
(No. and Street)

| Greenville | South Carolina | 29601 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Oliva — (678) 805-0517
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Guy R. Wilcox, CPA
(Name – *if individual, state last, first, middle name*)

| 2270 Castle Lake Drive | Tyrone | Georgia | 30296 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, John A. Oliva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital City Advisors, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

ARUNA D MELVIN Cobb
Notary Public, ~~Fulton~~ County, Georgia
My Commission Expires February 10, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

# INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Capital City Advisors, Inc.
Greenville, South Carolina

I have audited the following financial statements of Capital City Advisors, Inc. (the "Company") for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934:



These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Capital City Advisors, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Capital City Advisors, Inc. as of December 31, 2004 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

| | Page |
|---|---|
| Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 | 11 |

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
February 1, 2005

**CAPITAL CITY ADVISORS, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2004**

## ASSETS

| | | |
|---|---|---|
| CASH AND CASH EQUIVALENTS | $ | 9,495 |
| DEPOSIT WITH CENTRAL REGISTRATION DEPOSITORY | | 1,594 |
| PREPAID EXPENSES | | 211 |
| TOTAL | $ | 11,300 |

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | | |
|---|---|---|
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ | - |
| Total Liabilities | | - |
| SHAREHOLDERS' EQUITY: | | |
| Common stock – par value $.01, 1,500 shares authorized; 1,500 shares issued and outstanding | | 15 |
| Additional paid-in capital | | 74,985 |
| Retained (deficit) | | (63,700) |
| Total shareholders' equity | | 11,300 |
| TOTAL | $ | 11,300 |

See Accompanying Notes and Accountant's Report

## CAPITAL CITY ADVISORS, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| **REVENUES:** | | |
| Total revenues | $ | 29,667 |
| **EXPENSES:** | | |
| Legal, accounting and other professional fees | | 18,148 |
| Office expense | | 11,920 |
| Total expenses | | 30,068 |
| **NET LOSS** | $ | 401 |

See Accompanying Notes and Accountant's Report.

**CAPITAL CITY ADVISORS, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ | (401) |
| Adjustments to reconcile net income to net cash flows provided by operating activities: | | |
| Changes in assets and liabilities: | | |
| Prepaids and Other Assets | | (580) |
| Net cash flows used in operating activities | | (981) |
| NET DECREASE IN CASH | | (981) |
| CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD | | 10,476 |
| CASH AND CASH EQUIVALENTS, END OF PERIOD | $ | 9,495 |

See Accompanying Notes and Accountant's Report.

# CAPITAL CITY ADVISORS, INC.
## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Additional Paid-in Capital | Retained Deficit | Total |
|---|---|---|---|---|
| BALANCE DECEMBER 31, 2003 | $ 15 | $ 74,985 | $ (63,299) | $ 11,701 |
| Net loss | | | (401) | (401) |
| BALANCE, DECEMBER 31, 2004 | $ 15 | $ 74,985 | $ (63,700) | $ 11,300 |

See Accompanying Notes and Accountant's Report.

## NOTE 1 – GENERAL

*Basis of Presentation* – The accompanying financial statements include the accounts of Capital City Advisors, Inc. (the Company).

*Nature of Operations* – The Company, a South Carolina corporation organized in 2002, became a registered securities broker/dealer in 2002 (commencement of operations as a registered broker/dealer) for the purpose of establishing broker/dealer services in connection with the conduct of private placements. The Company has one office located in Greenville, South Carolina.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Management's Use of Estimates* – The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents* - Cash and cash equivalents include cash on hand and money market investments that mature in 90 days or less from the date of acquisition.

*Revenue Recognition* – Securities transactions, and the related revenues and expenses thereon, are recorded on a trade-date basis. Securities owned are recorded at fair value. Unrealized gains and losses on securities are included in the determination of net income (loss).

*Income Taxes* – The Company has experienced consecutive net operating losses. It is possible that the tax benefit of such losses may not be realized, accordingly no deferred income tax benefit has been recorded in these financial statements.

*Use of Estimates* – The preparation of these financial statements in conformity with generally accepted accounting principles requires mangement to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 3 – NET CAPITAL REQUIREMENTS

At December 31, 2004, the Company had net capital, as defined, of $11,300. At December 31, 2004 the required net capital was $5,000.

## NOTE 4 – LITIGATION

The Company is involved in litigation concerning a commission dispute. The Company is counter suing the litigant. The Company intends to vigorously defend its position. There is currently no indication of potential results of litigation, accordingly no accruals have been made as of December 31, 2004.

**CAPITAL CITY ADVISORS, INC.**
**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| TOTAL SHAREHOLDERS' EQUITY | $ | 11,300 |
| LESS NONALLOWABLE ASSETS | | 1,594 |
| NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITION | | 9,706 |
| HAIRCUT ON SECURITIES POSITION | | - |
| NET CAPITAL | $ | 9,706 |
| **AGGREGATE INDEBTEDNESS** | | |
| TOTAL LIABILITIES | $ | - |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| MINIMUM NET CAPITAL REQUIRED (The greater of $100,000 or 6-2/3% of aggregate indebtedness) | $ | 5,000 |
| EXCESS NET CAPITAL | $ | 4,706 |
| EXCESS NET CAPITAL AT 100% (Net capital less 10% of aggregate indebtedness) | $ | 4,706 |
| **PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL** | | 0.0% |

See Accompanying Notes and Accountant's Report.

As shown above, there is no material difference between the audited net capital account and the net capital from the most recent broker or dealer's unaudited Part II or Part IIA filing.

GUY R. WILCOX
CERTIFIED PUBLIC ACCOUNTANT
2270 CASTLE LAKE DRIVE
TYRONE, GEORGIA 30290
PHONE: (770) 632-9933

# SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders of
Capital City Advisors, Inc.
Greenville, South Carolina

In planning and performing my audit of the financial statements of Capital City Advisors, Inc. (the "Company") for the year ended December 31, 2004 (on which I issued my report dated February 1, 2004), I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

My consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Shareholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atlanta, Georgia

February 1, 2005